UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003


                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


       Yes                                              No X

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                 This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


7 November 2003

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


Dear Sirs


On 7 November, Lord Stevenson transferred 124 Pearson plc shares to his adult son as a gift.

Lord Stevenson's beneficial ownership of Pearson plc shares was 163,392 prior to this transfer and 163,268 following it.

Yours faithfully

Stephen Jones

Deputy Secretary

SAJ/DC


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 7 November 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary